UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2016

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated October 27, 2016 announcing STMicroelectronics’ 2016 Third Quarter and Nine Month Financial Results.

PR No. C2808C

STMicroelectronics Reports 2016 Third Quarter
and Nine Month Financial Results

•	Third quarter net revenues of $1.80 billion, up 5.5% sequentially and 1.9% year-over-year
•	Q3 gross margin of 35.8%, up 190 basis points sequentially; up 100 basis points year-over-year
•	Free cash flow(1) before acquisition was $178 million in Q3; $256 million year-to-date

Geneva, October 27, 2016 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the third quarter and nine months ended October 1, 2016.

Third quarter net revenues totaled $1.80 billion, gross margin was 35.8%, and net earnings were $71 million or $0.08 per share.

“In the third quarter revenues increased 5.5% sequentially and 1.9% year-over year. Revenue growth also brought improved operating profitability, with a third quarter operating margin before impairment and restructuring of 6.6%,” commented Carlo Bozotti, STMicroelectronics President and Chief Executive Officer.

“Sequential growth was driven by the increasing pervasiveness of ST’s products in flagship smartphones, wearables and Internet of Things applications: from MEMS and sensors, including our latest 6-axis gyroscope, to imaging sensors, with new products based on our Time-of-Flight technology, to our expanding STM32 family of microcontrollers. In addition, we grew year-over-year in automotive and we continued to see positive momentum in industrial, the distribution channel and the mass market.

“In the quarter we completed the acquisition of NFC and RFID reader assets, strengthening our portfolio of secure microcontrollers for next-generation mobile and Internet of Things devices, while also improving our cash balance thanks to increased cash flow generated from operations.”

U.S. GAAP (Million US$)	Q3 2016	Q2 2016	Q3 2015
Net Revenues	1,797	1,703	1,764
Gross Margin	35.8%	33.9%	34.8%
Operating Income (Loss)	90	28	91
Net Income (Loss) attributable to parent company	71	23	90
Net cash from operating activities	330	191	225

Non-U.S. GAAP(1) (Million US$)
Operating Income (Loss) before impairment and restructuring charges	119	40	102
Free cash flow	100	47	85
Net financial position	464	426	459

 (1) Non-U.S. GAAP measure. See Appendix for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

Quarterly Financial Summary by Product Group

Product Group Data (Million US$)	Q3 2016 Revenues	Q2 2016 Revenues	Q3 2015 Revenues
Automotive and Discrete Group (ADG)	704	721	706
Analog and MEMS Group (AMG)	403	376	411
Microcontrollers and Digital ICs Group (MDG)	587	556	590
Others (a)	103	50	57
Total	1,797	1,703	1,764
(a)	Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue.

Third Quarter Review

Third quarter net revenues increased 5.5% sequentially, at the midpoint of the Company’s guidance. Analog and MEMS Group (AMG) revenues increased sequentially 7.1% driven by motion MEMS and microphones. Microcontrollers and Digital ICs Group (MDG) increased 5.5% on a sequential basis driven by general purpose microcontrollers and digital ASICs for networking. Automotive and Discrete Group (ADG) revenues decreased 2.3% on a sequential basis due to seasonality in automotive products and substantially flat revenues in power discretes. Specialized image sensors, reported in Others, registered a very strong sequential revenue growth due to new products, based on ST’s Time-of-Flight technology, ramping in wireless applications.

On a year-over-year basis, third quarter net revenues increased 1.9%, or 3.4% excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box). Growth was driven by MEMS and sensors, microcontrollers, automotive, specialized image sensors and digital ASICs partially offset by analog and power discretes - both negatively impacted by the weak computer peripheral market - and by the discontinued product lines.

By region, Asia Pacific grew revenues sequentially 12.7% while the Americas and EMEA were lower by 0.1% and 5.4%, respectively. On a year-over-year basis, Asia Pacific and EMEA grew revenues 5.6% and 1.4%, respectively, while the Americas decreased by 10.2%.

Third quarter gross profit was $643 million. Gross margin was 35.8%, and included about 60 basis points of unused capacity charges. On a sequential basis, gross margin increased 190 basis points due to improved manufacturing efficiency and product mix, partially offset principally by normal price pressure and higher unused capacity charges. Gross margin also improved on a year-over-year basis, increasing 100 basis points on improved manufacturing efficiency and favorable currency effects, net of hedging, partially offset by normal price pressure.

Combined R&D and SG&A expenses were $542 million, decreasing by $23 million on a sequential basis, benefiting from favorable seasonality and the set-top box restructuring plan.

Third quarter other income and expenses, net, registered income of $18 million compared to $28 million in the prior quarter mainly due to lower R&D funding.

Impairment and restructuring charges in the third quarter were $29 million compared to $12 million in the prior quarter, both mostly related to the set-top box restructuring plan announced in January 2016.

Third quarter operating income was $90 million compared to $28 million and $91 million in the prior quarter and year-ago quarter. In the third quarter, the Imaging Product Division turned to profit. In addition, the Company continued to make progress on its restructuring of the set-top box business targeting annualized savings of $170 million upon completion. Operating income before impairment and restructuring charges(1) improved sequentially to $119 million, or 6.6% of revenues, from $40 million, mainly due to higher revenues and higher gross profit as well as lower operating expenses. On a year-over-year basis, operating income before impairment and restructuring charges improved by $17 million reflecting improved manufacturing efficiencies, better product mix, lower operating expenses and favorable currency effects, net of hedging, partially offset mainly by a lower level of R&D grants.

Third quarter net income was $71 million, equivalent to $0.08 per share, compared to net income of $23 million in the prior quarter and net income of $90 million in the year-ago quarter which included an income tax benefit of $14 million related to the settlement of a tax assessment.

Nine Month Financial Summary by Product Group

Product Group Data (Million US$)	Nine Months 2016 Net Revenues	Nine Months 2015 Net Revenues
Automotive and Discrete Group (ADG)	2,096	2,094
Analog and MEMS Group (AMG)	1,148	1,301
Microcontrollers and Digital ICs Group (MDG)	1,676	1,678
Others	193	156
Total	5,113	5,229

Nine Months 2016 Review

In total, net revenues in the nine months 2016 decreased 2.2% to $5.11 billion from $5.23 billion in the year-ago period. Net revenues, excluding businesses undergoing a phase-out, decreased 0.9% with strong growth in specialized image sensors and solid growth in microcontrollers and automotive offset by analog and power discrete, due to weakness in the computer peripheral markets, and MEMS, due to weakness in smartphones earlier in the year.

Gross margin in the nine months 2016 improved to 34.4% from 33.9% in the year-ago period mainly benefiting from manufacturing efficiencies and favorable currency effects, net of hedging, partially offset by price pressure.

Nine Month 2016 operating income was $85 million compared to $84 million in the year-ago period. Operating income before impairment and restructuring charges(1) was $154 million, compared to $145 million in the year-ago period reflecting improved manufacturing efficiencies, better product mix, favorable currency effects, net of hedging, and lower operating expenses partially offset mainly by price pressure and lower R&D grants. ADG operating performance improved principally due to mix improvements in comparison to the year-ago period. MDG operating margin turned positive due to higher sales of general purpose microcontrollers, lower sales of low margin set-top box products and the savings from the set-top box restructuring plan. AMG operating results decreased mainly due to lower sales.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Combined R&D and SG&A expenses decreased 3.5% to $1.68 billion compared to $1.74 billion in the year-ago period mainly reflecting lower R&D costs due to favorable currency effects, net of hedging, and the benefits of the set-top box restructuring plan and the saving plan completed in 2015.

Other income and expenses, net, registered income of $73 million compared to $110 million in the year-ago period mainly due to a lower level of R&D grants.

On a year-to-date basis, impairment and restructuring charges were $69 million compared to $61 million in the year-ago period and principally related to the set-top box restructuring plan.

Nine Month 2016 net income was $53 million, equivalent to $0.06 per share, compared to net income of $102 million, which included a one-time $46 million income tax benefit, or $0.12 per share in the year-ago period.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $330 million and $662 million for the third quarter and nine months of 2016, respectively. Nine months 2015 net cash from operating activities was $597 million.

Capital expenditure payments, net of proceeds from sales, were $143 million and $379 million during the third quarter and nine months of 2016, respectively. Nine Month 2015 capital expenditures were $378 million.

After the cash outflow of $78 million for the acquisition of NFC and RFID reader assets, free cash flow(1) was $100 million and $178 million during the third quarter and nine months of 2016, respectively.  Nine months 2015 free cash flow was $179 million.

Inventory was $1.24 billion at quarter end, down 2.2% from the prior quarter. Inventory in the third quarter of 2016 was at 3.7 turns or 97 days.

The Company paid cash dividends totaling $53 million and $197 million for the third quarter and year-to-date period, respectively.

ST’s total financial resources equaled $2.02 billion and total financial debt was $1.55 billion at October 1, 2016. ST’s net financial position(1) was $464 million at October 1, 2016 compared to $426 million at July 2, 2016.

Total equity, including non-controlling interest, was $4.65 billion at October 1, 2016.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Fourth Quarter 2016 Business Outlook

Mr. Bozotti commented, “Demand is currently strong in the smartphone market and we continue to see positive trends in automotive and industrial. In the fourth quarter, we anticipate at the midpoint a sequential increase in net revenues of about 3.2% and a gross margin of about 37.0%.

“Thanks to our strategic focus on Smart Driving and Internet of Things, the increased traction we are seeing with our new products and positive market trends, ST is positioned to achieve year-over-year revenue growth for 2016 driven by automotive, specialized image sensors and microcontrollers.

“In addition, we expect for 2016 to improve our profitability and continue to generate solid free cash flow. While we remain mindful of macroeconomic factors and their potential impact on our customers and the semiconductor market, we see less macro risk than we did earlier in the year.”

The Company expects fourth quarter 2016 revenues to increase about 3.2% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the fourth quarter is expected to be about 37.0% plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.11 = €1.00 for the 2016 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2016.

Recent Corporate Developments

•
On July 29, ST announced that it had acquired ams’ assets related to its NFC and RFID- reader business. ST acquired intellectual property, technologies, products and business highly complementary to its secure microcontroller solutions serving mobile devices, wearables, banking, identification, industrial, automotive and IoT markets.

•
On August 23, ST announced that it had posted its IFRS 2016 Semi Annual Accounts for the six-month period ended July 2, 2016, on its website and filed them with the Netherlands Authority for the Financial Markets.

Q3 2016 – Product and Technology Highlights

Automotive and Discrete Group (ADG)
•	Launched strategic cooperation with European Tier1 for a new generation of car-body applications using our 40nm 32-bit microcontrollers;
•	Captured a win for our 40nm powertrain microcontroller for an automatic transmission from a major European Tier1;
•	Continued expansion of market presence in infotainment for Accordo STAR tuner families by earning an award for a high-volume car radio with a major American OEM;
•	Earned additional important wins for our audio amplifiers for multiple telematics platforms for a European car manufacturer;
•	Landed significant business wins for motor-control solutions for fuel pumps from an important European Tier1;

•	Registered multiple design wins for high-temperature triacs and medium-power silicon-controller rectifiers from market leaders in the appliance and automotive sectors;
•	Collected design wins with SiC diodes in both automotive- and server-market applications in China;
•	Released the first free-of-charge simulator to help designers quickly validate electrostatic-discharge (ESD) protection and signal integrity;
•	Won important business for IGBTs from European appliance leaders for a washing-machine platform, air-conditioning system, and for induction heating;
•	Recorded important wins with low-voltage trench-technology products from a top European Tier1 and from a leading Asia-Pacific Tier1;
•	Earned an important win for an injection driver ASIC for engine management from a market leading Tier1;
•	Captured a major award for a motor pre-driver and power stage for a parking brake from a Chinese manufacturer.

Analog and MEMS Group (AMG)
•	Continued gaining traction for Bluetooth Low Energy ICs in consumer applications and SPIRIT RF chips in industrial applications.
•	Earned multiple design wins in the mass market for our STSPIN products, which were recognized as a Top 10 Power Product of the Year in China by 21ic.com and EPC;
•	Introduced an ultra-tiny, low-dropout regulator in a breakthrough bumpless chip-scale package, which was named Product of Month, by How2Power.com;
•	Announced a high-voltage converter for ultra-low-consumption power supplies in smart homes and industrial applications;
•	Demonstrated progress in Industry 4.0 with an order from a top industrial customer for IO-Link;
•	Landed important wins for high-precision chopper amplifiers and nano-power op-amps with multiple Tier1 automotive customers;
•	Introduced high-efficiency wireless battery-charging chipsets for smaller, simpler, sealed wearables;
•	Named MEMS Manufacturer of the Year at the MEMS World Summit, in Shanghai.

Microcontrollers and Digital ICs Group (MDG)
•	Added new LoRa™ Kit to the STM32 Microcontroller Development Ecosystem;
•	Certified STM32 cryptographic library according to the US Cryptographic Algorithm Validation Program;
•	Designed the STM32L4 into gas meters at key European OEMs;
•	Won socket for STM32F7 from a major Chinese OEM in a smartwatch;
•	Placed multiple STM32 series MCUs into motor controls for industrial pumps at major European OEMs;
•	Recognized with Smart Security Week Award for STSAFE-A100 Authentication Secure Element;
•	Qualified ST33J2M0, 3rd-generation NFC Secure Element, in 40nm technology;
•	Captured a socket for a ST25 dynamic tag in a washing machine from a major appliance OEM;
•	Earned a win for 16k EEPROM in a camera module from a major Japanese OEM;
•	Signed a deal for an Internet-over-satellite application with a major European satellite operator;
•	Won a socket from a major OEM in the European Satellite eco-system;
•	Achieved a milestone 1 millionth ASIC shipment to a networking-equipment market leader;
•	Continued strong momentum of Optical ICs, exhibiting double-digit sequential growth.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 16, 2016. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On October 27, 2016, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the third quarter of 2016.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast replay will be available until November 11, 2016.

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:

Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:

Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	October 01,	September 26,
	2016	2015

Net sales	1,794	1,755
Other revenues	3	9
NET REVENUES	1,797	1,764
Cost of sales	(1,154)	(1,151)
GROSS PROFIT	643	613
Selling, general and administrative	(224)	(218)
Research and development	(318)	(331)
Other income and expenses, net	18	38
Impairment, restructuring charges and other related closure costs	(29)	(11)
Total Operating Expenses	(553)	(522)
OPERATING INCOME	90	91
Interest expense, net	(5)	(5)
Income (loss) on equity-method investments	(1)	(1)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	84	85
Income tax benefit (expense)	(12)	8
NET INCOME	72	93
Net loss (income) attributable to noncontrolling interest	(1)	(3)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	71	90

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.08	0.10
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.08	0.10

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	886.7	880.7

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	October 01,	September 26,
	2016	2015

Net sales	5,097	5,202
Other revenues	16	27
NET REVENUES	5,113	5,229
Cost of sales	(3,355)	(3,455)
GROSS PROFIT	1,758	1,774
Selling, general and administrative	(681)	(666)
Research and development	(996)	(1,073)
Other income and expenses, net	73	110
Impairment, restructuring charges and other related closure costs	(69)	(61)
Total Operating Expenses	(1,673)	(1,690)
OPERATING INCOME	85	84
Interest expense, net	(15)	(16)
Income (loss) on equity-method investments	8	1
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	78	69
Income tax benefit (expense)	(21)	38
NET INCOME	57	107
Net loss (income) attributable to noncontrolling interest	(4)	(5)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	53	102

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.06	0.12
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.06	0.12

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	885.4	880.0

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	October 01,	July 02,	December 31,
In millions of U.S. dollars	2016	2016	2015
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,675	1,682	1,771
Restricted cash	-	-	4
Marketable securities	342	345	335
Trade accounts receivable, net	1,009	886	820
Inventories	1,238	1,266	1,251
Deferred tax assets	83	78	91
Assets held for sale	1	-	1
Other current assets	377	424	407
Total current assets	4,725	4,681	4,680
Goodwill	119	77	76
Other intangible assets, net	199	153	166
Property, plant and equipment, net	2,289	2,290	2,321
Non-current deferred tax assets	465	465	436
Long-term investments	57	57	57
Other non-current assets	424	394	459
	3,553	3,436	3,515
Total assets	8,278	8,117	8,195

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	117	171	191
Trade accounts payable	674	597	525
Other payables and accrued liabilities	728	654	703
Dividends payable to stockholders	112	165	97
Deferred tax liabilities	-	1	2
Accrued income tax	45	29	42
Total current liabilities	1,676	1,617	1,560
Long-term debt	1,436	1,430	1,421
Post-employment benefit obligations	362	359	351
Long-term deferred tax liabilities	8	13	12
Other long-term liabilities	151	139	158
	1,957	1,941	1,942
Total liabilities	3,633	3,558	3,502
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,015,420 shares issued, 883,333,039 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,806	2,798	2,779
Retained earnings	320	249	525
Accumulated other comprehensive income	540	534	460
Treasury stock	(243)	(243)	(289)
Total parent company stockholders’ equity	4,580	4,495	4,632
Noncontrolling interest	65	64	61
Total equity	4,645	4,559	4,693
Total liabilities and equity	8,278	8,117	8,195

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2016	Q2 2016	Q3 2015

Net Cash from operating activities	330	191	225
Net Cash used in investing activities	(230)	(144)	(120)
Net Cash used in financing activities	(107)	(60)	(121)
Net Cash decrease	(7)	(15)	(18)

Selected Cash Flow Data (in US$ millions)	Q3 2016	Q2 2016	Q3 2015

Depreciation & amortization	172	179	186
Net payment for Capital expenditures	(143)	(136)	(128)
Dividends paid to stockholders	(53)	(57)	(83)
Change in inventories, net	30	20	(14)

Appendix
STMicroelectronics
Supplemental Financial Information

In the first quarter of 2016, ST realigned its product families into three product groups to better leverage the product synergies around its strategic focus on Smart Driving and Internet of Things applications: Automotive and Discrete Group (ADG); Analog and MEMS Group (AMG) and Microcontrollers and Digital ICs Group (MDG). MDG includes ST’s set-top-box business which is currently undergoing a restructuring targeting annualized savings of $170 million upon completion. All prior-period amounts have been retrospectively aligned to the 2016 reporting segments.

Product Group Data (Million US$)	Q3 2016	Q2 2016	Q1 2016	9M 2016	Q3 2015	Q2 2015	Q1 2015	9M 2015
Automotive & Discrete (ADG)
- Net Revenues	704	721	671	2,096	706	714	674	2,094
- Operating Income (Loss)	58	61	39	158	68	46	36	150
Analog & MEMS (AMG)
- Net Revenues	403	376	369	1,148	411	445	445	1301
- Operating Income (Loss)	23	1	2	26	34	30	37	102
Microcontrollers & Digital ICs (MDG)
- Net Revenues	587	556	532	1,676	590	558	530	1,678
- Operating Income (Loss)	44	9	(3)	49	22	(1)	(28)	(8)
Others (a)
- Net Revenues	103	50	41	193	57	43	56	156
- Operating Income (Loss)	(35)	(43)	(71)	(148)	(33)	(63)	(64)	(160)
Total
- Net Revenues	1,797	1,703	1,613	5,113	1,764	1,760	1,705	5,229
- Operating Income (Loss)	90	28	(33)	85	91	12	(19)	84

(a)
Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Imaging Product Division, Subsystems and other products. “Others” includes $11 million, $8 million, $10 million, $6 million, $9 million and $19 million of unused capacity charges in the third, second and first quarters of 2016 and 2015, respectively; and $29 million, $12 million, $28 million, $11 million, $21 million and $29 million of impairment, restructuring charges, and other related closure costs in the third, second and first quarters of 2016 and 2015, respectively.

	Q3 2016	Q2 2016	Q1 2016	9M 2016	Q3 2015	Q2 2015	Q1 2015	9M 2015
€/$ Effective Rate	1.12	1.12	1.10	1.12	1.16	1.17	1.23	1.19

Net Revenues By Market Channel (%)	Q3 2016	Q2 2016	Q1 2016	9M 2016	Q3 2015	Q2 2015	Q1 2015	9M 2015
Total OEM	67%	66%	67%	67%	67%	67%	70%	68%
Distribution	33%	34%	33%	33%	33%	33%	30%	32%

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2016 (US$ millions, except per share data ($))	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	643	90	71	0.08
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(4)
Non-U.S GAAP	643	119	96	0.11

Q2 2016 (US$ millions, except per share data ($))	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	577	28	23	0.03
Impairment & Restructuring		12	12
Estimated Income Tax Effect			(2)
Non-U.S GAAP	577	40	33	0.04

Q3 2015 (US$ millions, except per share data ($))	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	613	91	90	0.10
Impairment & Restructuring		11	11
Estimated Income Tax Effect			-
Non-U.S GAAP	613	102	101	0.12

(continued)

(Appendix – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	October 1, 2016	July 2, 2016	September 26, 2015
Cash and cash equivalents	1,675	1,682	1,869
Marketable securities	342	345	338
Total financial resources	2,017	2,027	2,207
Short-term debt	(117)	(171)	(191)
Long-term debt	(1,436)	(1,430)	(1,557)
Total financial debt	(1,553)	(1,601)	(1,748)
Net financial position – Non-U.S. GAAP	464	426	459

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q3 2016	Q2 2016	Q1 2016	9M 2016	Q3 2015	Q2 2015	Q1 2015	9M 2015
Net cash from operating activities	330	191	141	662	225	223	149	597
Net cash used in investing activities	(230)	(144)	(110)	(484)	(120)	(190)	(108)	(418)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	-	-	-	-	(20)	20	-	-
Free cash flow – Non-U.S. GAAP	100	47	31	178	85	53	41	179

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 27, 2016	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services